UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Jeffrey D. Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as subsequently amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law (“Danfoss”), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the “Danfoss Group”) at a price of $13.25 per share (the “Offer Price”), net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 10, 2010, as subsequently amended and supplemented (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule 14D-9 is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Relationship with Danfoss and Its Officers, Directors and Affiliates

The following is inserted after the third sentence of the 2nd paragraph (the paragraph beginning “On November 9, 2009….”) of the subsection “Certain Financing Arrangements”:

K&E’s retention agreement does not entitle it to a success fee.

Item 4.  The Solicitation or Recommendation.

Background of the Offer

The following is inserted after the last sentence of the 6th paragraph (the paragraph beginning “On December 29, 2009, members of management of the Company….”) of the subsection “Background of the Offer”:

In response, the Company provided to Danfoss a list of record holders and non-objecting beneficial owners of the Company’s stock.  On February 9, 2010, Danfoss submitted an additional request to the Company pursuant to Section 220 of the DGCL to provide updated information.  In response, the Company confirmed that daily updates of the list of record holders had been provided and were being provided to Danfoss and provided to Danfoss an updated list of non-objecting beneficial owners of the Company’s stock.

The following is inserted after the last sentence of the 8th paragraph (the paragraph beginning “On December 30, 2009….”) of the subsection “Background of the Offer”:

Potter Anderson’s engagement letter does not entitle it to a success fee.

The last two sentences of the 10th paragraph (the paragraph beginning “On January 5, 2010….”) of the subsection “Background of the Offer” are deleted in their entirety and replaced with the following:

At the meeting, the parties also discussed other matters relating to the proposed offer, including the pending shareholder litigation, the status of Lazard’s ongoing due-diligence investigation of the Company and that the Company’s management should be instructed not to discuss any matters relating to the proposed offer or the Company’s potential response thereto with representatives of Danfoss.  Following the meeting, Mr. Loughrey called Mr. Ruder and requested that the Company’s management prepare a set of financial projections covering 2010 through 2012 and that they refrain from discussing any matter relating to the proposed offer with Danfoss.

The following is inserted after the second sentence of the 13th paragraph (the paragraph beginning “On the morning of January 11, 2010….”) of the subsection “Background of the Offer”:

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The Company Confidential Information consisted primarily of information regarding the Company’s business, strategy, competitors, competitive position, 2010 budget and projected financial information.

The following is inserted after the last sentence of the 17th paragraph (the paragraph beginning “On the morning of January 14, 2010….”) of the subsection “Background of the Offer”:

The issue of the disclosure of the Company Confidential Information was subsequently rendered moot when Danfoss was informed about the existence of the Management Projections and the parties agreed that such projections would be disclosed in connection with any proposed offer.

The third sentence of the 19th paragraph (the paragraph beginning “On January 19, 2010….”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

The parties also discussed, among other things, the Management Projections and the significance, in the context of the proposed offer, of the New Credit Agreement, Danfoss’ role as the major creditor of the Company and the leverage these facts may or may not provide the Special Committee in its negotiations with Danfoss.

The following is inserted after the last sentence of the 30th paragraph (the paragraph beginning “On February 2, 2010…”) of the subsection “Background of the Offer”:

On February 2, 2010, Lazard sent to the Special Committee an updated preliminary analysis with respect to the $11.80 proposed offer price.

The second sentence of the 33rd paragraph (the paragraph beginning “On February 5, 2010….”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

During this conversation Ladenburg indicated that Danfoss was skeptical of the Management Projections and viewed the projected increases in total sales and profit margins, the reduction in capital expenditures and the improvements in working capital as overly optimistic due to the Company’s failure to meet its past projections and the significant increase in projected performance of the Company from the projections that management prepared just a few weeks before, in early January, to the more recent projections.

The second sentence of the 38th paragraph (the paragraph beginning “On February 10, 2010….”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

K&E indicated the Special Committee’s preference that the 90% Condition be eliminated, as doing so would have the effect of making the proposed offer less conditional, thereby increasing the likelihood it would be consummated.  In addition, the Special Committee considered the fact that, in order for the majority of the minority condition to be satisfied, Danfoss would need to own approximately 88% of the Company Common Stock upon the expiration of the offer, and that it was unlikely this percentage threshold would be satisfied but the 90% Condition would not be.

The following is inserted after the second sentence of the 46th paragraph (the paragraph beginning “On the morning of February 24, 2010…”) of the subsection “Background of the Offer”:

The Company’s senior management concluded that it was appropriate to adjust the Updated Preliminary 2010 Projections due to the uncertainty around sales development in the second half of 2010.

The following is inserted after the last sentence of the 48th paragraph (the paragraph beginning “On the morning of March 1, 2010…”) of the subsection “Background of the Offer”:

Although the Updated Management Projections had a higher sales growth rate for 2009-10 and a lower sales growth rate for 2011-12 as compared to the Management Projections, management’s expectations regarding the overall sales growth rate from the end of 2009 to the end of 2012 remained the same in the Updated Management Projections as in the Management Projections.  The Updated Management Projections were not adjusted to remove any expenses related to the Company maintaining its status as a public company.  Management considered the amount of such expenses on an annual basis to be immaterial to the Company’s overall projected performance.

The second sentence of the 56th paragraph (the paragraph beginning “On the morning of March 9, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Danfoss' press release stated, among other things, the material terms and conditions of the offer and that Danfoss has been informed that the Special Committee, based on written assurances from Danfoss that the offer would be made at the price, and on the other terms and conditions set forth in the tender offer materials, a copy of which had been provided to and reviewed by representatives of the Special Committee, would recommend to the Company's unaffiliated stockholders that they accept the offer and tender their shares to Danfoss pursuant to the offer.

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Reasons for the Recommendation of the Special Committee

The following is inserted after the last sentence of the paragraph entitled “Market Price and Premium.”:

The Special Committee considered the premium as compared to December 18, 2009 as that date was the last full trading day before Danfoss formally contacted the Company regarding its intent to launch an offer.

The following paragraph is inserted after the last paragraph of the subsection “Reasons for the Recommendation of the Special Committee”:

The Company adopted the analyses and discussion of the Special Committee and Lazard in making its fairness determination.

Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor

The following is inserted after the last sentence of the paragraph entitled “Discounted Cash Flow Analysis”:

In undertaking the foregoing calculations, Lazard used an EBITDA exit multiple range of 6.0x to 7.5x based on the long-term EBITDA trading multiple averages for the Company.  This exit multiple range also resulted in implied free cash flow perpetuity growth rates that Lazard considered to be appropriate for an industrial company such as the Company.  Lazard also considered potential tax assets and pension underfunding liabilities, but Lazard did not ultimately include either in its analysis as there were inherent uncertainties in valuing those potential assets and liabilities.

The following is inserted after the sentence beginning “Based on the foregoing, Lazard applied EBITDA multiples of 8.0x to 9.0x to the Company’s calendar year 2010 estimated EBITDA…” found in the subsection entitled “Selected Comparable Companies Analysis”:

In undertaking the foregoing calculations, Lazard used an EBITDA multiple range of 8.0x to 9.0x.  The range was determined considering the actual trading multiples of Parker-Hannifin Corporation and Eaton Corporation at the time of the analysis but discounted to recognize that both Parker Hannifin Corporation and Eaton Corporation are much larger, more diversified companies than the Company and the fact that the Company expects to post losses in 2010 and 2011.

The second sentence of the second paragraph (the paragraph beginning “Lazard, as part of its investment banking services…”) found in the subsection entitled “Miscellaneous”is deleted in its entirety and replaced with the following.

Lazard has not provided investment banking services to the Company during the past two years.  At this time, Lazard has no agreement or current expectation to provide investment banking services to the Company, but it may provide investment banking services to it in the future, for which Lazard may receive compensation.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

The following is inserted after the last sentence of the second paragraph (the paragraph beginning “Lazard, as part of its investment banking services…”):

Lazard has not provided investment banking services to the Company during the past two years.  At this time, Lazard has no agreement or current expectation to provide investment banking services to the Company, but it may provide investment banking services to it in the future, for which Lazard may receive compensation.

Item 8.  Additional Information.

Legal Proceedings

The first sentence at the beginning of the second paragraph of the subsection entitled “Legal Proceedings” is deleted in its entirety and replaced with the following:

Kenneth Loiselle on Behalf of Himself and All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Court of Chancery, Wilmington, Delaware, Docket No. C.A. No. 5162 VCL (filed December 23, 2009).

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(7)	Press Release issued by the Company on April 6, 2010

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ KENNETH D. MCCUSKEY
	Name:	Kenneth D. McCuskey
	Title:	Vice President and Chief Accounting Officer

Dated:  April 6, 2010

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